
05005713

File No. 82-5215

(Summary translation)

Amendment Report to The Semi-Annual Securities Report Including Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2001

Matsui Securities Co., Ltd.

1-4 Hanzomon First Bldg., Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On December 16, 2004

Original errors are shown by underlined type while **amendments** to them are shown by underlined, bold-faced type.

Notes to Consolidated Interim Financial Statements

Notes to Consolidated Interim Balance Sheet

(Original Report)

As of September 30, 2001

※1 Accumulated depreciation deducted from tangible fixed assets : 361 million yen

※2 "Software" includes cost of in-house software under development (150 million yen).

※3 Assets collateralized are as follows.

First Half Ended September 30, 2001 (Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized		
Item	Outstanding Balance	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	300	62	–	62
Borrowings from securiiteis finance companies	80	–	–	–
Loans from securities finance companies for margin trading	16,679	–	–	–
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	321	–	314	314
Total	17,379	62	314	377

Year Ended March 31, 2001 (Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized			
Item	Outstanding Balance	Securities held as collateral	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	300	–	73	–	73
Borrowings from securiiteis finance companies	80	–	–	–	–
Loans from securities finance companies for margin trading	32,500	13,210	–	–	13,210
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	402	–	–	316	316
Total	33,282	13,210	73	316	13,599

Note 1 Value of the assets is as same as the balance sheet amount.

2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 607 million yen are collateralized for the short-term borrowings, 151 million yen for the long-term borrowings, 1,015 million yen for the loans from securities finance companies and 655 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. And guarantee securities received worth 14,685 yen are collateralized for the loans from securities finance companies.

As of March 31, 2001

※1 Accumulated depreciation deducted from tangible fixed assets : 321 million yen

※2 "Software" includes cost of in-house software under development (92 million yen).

Note 1 Value of the assets is as same as the balance sheet amount.

2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 631 million yen are collateralized for the short-term borrowings, 162 million yen for the long-term borrowings, 1,728 million yen for the loans from securities finance companies, 209 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively.

As of September 30, 2001	As of March 31, 2001
4 Securities received and deposited are as follows (Excluding those listed in Note ※3). (1) Securities Deposited (Millions of Yen) 1. Securities lent for customers' short position of margin trading 15,811 2. Collateralized securities for the loans from securities companies 17,899 3. Securities loaned for consumption 1,396 4. Margin securities deposited 5 5. Long-term guarantee securities deposited 12 (2) Securities Received (Millions of Yen) 1. Securities received for customers' long position of margin trading 45,777 2. Collateralised securities for borrowing securities from securities 3,997 3. Guarantee securities received 83,227	4 ―――――――――
※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Amendment Report)

As of September 30, 2001	As of March 31, 2001
※1 Accumulated depreciation deducted from tangible fixed assets : 361 million yen ※2 "Software" includes cost of in-house software under development (150 million yen). ※3 Assets collateralized are as follows.	※1 Accumulated depreciation deducted from tangible fixed assets : 321 million yen ※2 "Software" includes cost of in-house software under development (92 million yen).

First Half Ended September 30, 2001

(Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized		
Item	Outstanding Balance	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	300	62	–	62
Borrowings from securiiteis finance companies	80	–	–	–
Loans from securities finance companies for margin trading	16,679	–	–	–
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	321	–	314	314
Total	17,379	62	314	377

Year Ended March 31, 2001

(Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized			
Item	Outstanding Balance	Securities held as collateral	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	300	–	73	–	73
Borrowings from securiiteis finance companies	80	–	–	–	–
Loans from securities finance companies for margin trading	32,500	13,210	–	–	13,210
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	402	–	–	316	316
Total	33,282	13,210	73	316	13,599

Note 1 Value of the assets is as same as the balance sheet amount. 2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 607 million yen are collateralized for the short-term borrowings, 151 million yen for the long-term borrowings, 1,015 million yen for the loans from securities finance companies and 655 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. And guarantee securities received worth 14,685 yen are collateralized for the loans from securities finance companies.	Note 1 Value of the assets is as same as the balance sheet amount. 2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 631 million yen are collateralized for the short-term borrowings, 162 million yen for the long-term borrowings, 1,728 million yen for the loans from securities finance companies, 209 million yen for the securities borrowed from securities finance companies in a general margin transactions, **4 million yen for the deposit for the futures and options margin trades, respectively**.

As of September 30, 2001	As of March 31, 2001
4 Securities received and deposited are as follows (Excluding those listed in Note ※3). (1) Securities Deposited (Millions of Yen) 1. Securities lent for customers' short position of margin trading 15,811 2. Collateralized securities for the loans from securities companies 17,899 3. Securities loaned for consumption 1,396 4. Margin securities deposited 5 5. Long-term guarantee securities deposited 12 (2) Securities Received (Millions of Yen) 1. Securities received for customers' long position of margin trading 45,777 2. Collateralised securities for borrowing securities from securities 3,997 3. Guarantee securities received 83,227	4 ―――――――
※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※5 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Notes to Non-Consolidated Interim Financial Statements

Notes to Non-Consolidated Interim Balance Sheet

(Original Report)

As of September 30, 2001	As of March 31, 2001
※1 Treasury stock included in the other current assets are 96 shares worth 0 million yen.	※1 Treasury stock included in the other current assets are 2,996 shares worth 1 million yen.
※2 Accumulated depreciation deducted from tangible fixed assets : 243 million yen	※2 Accumulated depreciation deducted from tangible fixed assets : 208 million yen
※3 Software includes cost of in-house software under development (150 million yen).	※3 Software includes cost of in-house software under development (92 million yen).

※4 Assets collateralized are as follows.

First Half Ended September 30, 2001

(Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized		
Item	Outstanding Balance	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	300	62	–	62
Borrowings from securiiteis finance companies	80	–	–	–
Loans from securities finance companies for margin trading	16,679	–	–	–
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	321		92	92
Total	17,379	62	92	155

Year Ended March 31, 2001

(Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized			
Item	Outstanding Balance	Securities held as collateral	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	300	–	73	–	73
Borrowings from securiiteis finance companies	80	–	–	–	–
Loans from securities finance companies for margin tradking	32,500	13,210	–	–	13,210
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	402	–	–	94	94
Total	33,282	13,210	73	94	13,377

As of September 30, 2001	As of March 31, 2001
Note 1 Value of the assets is as same as the balance sheet amount.	Note 1 Value of the assets is as same as the balance sheet amount.
2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 607 million yen are collateralized for the short-term borrowings, 151 million yen for the long-term borrowings, 1,015 million yen for the loans from securities finance companies and 655 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. And guarantee securities received worth 14,685 yen are collateralized for the loans from securities finance companies.	2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 631 million yen are collateralized for the short-term borrowings, 162 million yen for the long-term borrowings, 1,728 million yen for the loans from securities finance companies, 209 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively.

As of September 30, 2001	As of March 31, 2001
5 Securities received and deposited are as follows (Excluding those listed in Note ※4) (1) Securities Deposited (Millions of Yen) 1. Securities lent for customers' short position of margin trading 15,811 2. Collateralized securities for the loans from securities companies 17,899 3. Securities loaned for consumption 1,396 4. Margin securities deposited 5 5. Long-term guarantee securities deposited 12 (2) Securities Received (Millions of Yen) 1. Securities received for customers' long position of margin trading 45,777 2. Collateralised securities for borrowing securities from securities 3,997 3. Guarantee securities received 83,227	5 ———————
※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※7 The Company accounts for Reserve for securities transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※7 The Company accounts for Reserve for securities transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Notes to Non-Consolidated Interim Financial Statements

Notes to Non-Consolidated Interim Balance Sheet

(Amendment Report)

As of September 30, 2001	As of March 31, 2001
※1 Treasury stock included in the other current assets are 96 shares worth 0 million yen.	※1 Treasury stock included in the other current assets are 2,996 shares worth 1 million yen.
※2 Accumulated depreciation deducted from tangible fixed assets : 243 million yen	※2 Accumulated depreciation deducted from tangible fixed assets : 208 million yen
※3 Software includes cost of in-house software under development (150 million yen).	※3 Software includes cost of in-house software under development (92 million yen).

※4 Assets collateralized are as follows.

First Half Ended September 30, 2001

(Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized		
Item	Outstanding Balance	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)				
Borrowings from banks	300	62	–	62
Borrowings from securiiteis finance companies	80	–	–	–
Loans from securities finance companies for margin trading	16,679	–	–	–
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	321	–	92	92
Total	17,379	62	92	155

Year Ended March 31, 2001

(Millions of Yen)

Liabilities Requiring the Collateral		Assets Collateralized			
Item	Outstanding Balance	Securities held as collateral	Investment Securities	Tangible Fixed Assets	Total
Shot-term borrowings (excluding long-term borrowings to be repaid within 1 year)					
Borrowings from banks	300	–	73	–	73
Borrowings from securiiteis finance companies	80	–	–	–	–
Loans from securities finance companies for margin tradking	32,500	13,210	–	–	13,210
Long-term borrowings (including those to be repaid within 1 year)					
Borrowings from banks	402	–	–	94	94
Total	33,282	13,210	73	94	13,377

As of September 30, 2001	As of March 31, 2001
Note 1 Value of the assets is as same as the balance sheet amount.	Note 1 Value of the assets is as same as the balance sheet amount.
2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 607 million yen are collateralized for the short-term borrowings, 151 million yen for the long-term borrowings, 1,015 million yen for the loans from securities finance companies and 655 million yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. And guarantee securities received worth 14,685 yen are collateralized for the loans from securities finance companies.	2 Other than the assets listed on the table above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 631 million yen are collateralized for the short-term borrowings, 162 million yen for the long-term borrowings, 1,728 million yen for the loans from securities finance companies, 209 million yen for the securities borrowed from securities finance companies in a general margin transactions, **4 million yen for the deposit for the futures and options margin trades, respectively**

As of September 30, 2001	As of March 31, 2001
5 Securities received and deposited are as follows (Excluding those listed in Note ※4) (1) Securities Deposited (Millions of Yen) 1. Securities lent for customers' short position of margin trading 15,811 2. Collateralized securities for the loans from securities companies 17,899 3. Securities loaned for consumption 1,396 4. Margin securities deposited 5 5. Long-term guarantee securities deposited 12 (2) Securities Received (Millions of Yen) 1. Securities received for customers' long position of margin trading 45,777 2. Collateralised securities for borrowing securities from securities 3,997 3. Guarantee securities received 83,227	5 ————————
※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※7 The Company accounts for Reserve for securities transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※6 Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001). ※7 The Company accounts for Reserve for securities transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

File No. 82-5215

(Summary translation)

Amendment Report to The Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2003

Matsui Securities Co., Ltd.

1-4 Hanzomon First Bldg., Kojimachi, Chiyoda-ku, Tokyo, Japan

---

Filed with the Director of the Kanto Local Finance Bureau

On December 16, 2004

Original errors are shown by underlined type while **amendments** to them are shown by underlined, bold-faced type.

1 Information on the Company

Part 3. Equipment

2 Major Equipment

(1) The Company

(Original Report)

Offices	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarter (Including Hakozaki Center)	Chuo-ku, Tokyo	Other equipment	59	349	— (—)	408	122
Nihombashi Center	Chuo-ku, Tokyo	Other equipment	3	5	— (—)	8	36
Customer Support Center Shinjyuku	Shinjuku-ku, Tokyo	Other equipment	–	–	— (—)	–	13

Note: The headquarter is lent from Matsui Real Estate Co., Ltd., the Company's subsidiary. Hakozaki Center and Nihombashi Center are lent through Matsui Real Estate Co., Ltd., the Company's subsidiary. As for the Customer Support Center Shinjyuku, the Company paid cost for the facilities to the Transcosmos Inc.

(Amended Report)

Offices	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarter (Including Hakozaki Center)	Chuo-ku, Tokyo	Other equipment	**49**	**217**	— (—)	**266**	122
Nihombashi Center	Chuo-ku, Tokyo	Other equipment	**4**	**5**	— (—)	**10**	36
Customer Support Center Shinjyuku	Shinjuku-ku, Tokyo	Other equipment	–	–	— (—)	–	13

Note: The headquarter is lent from Matsui Real Estate Co., Ltd., the Company's subsidiary. Hakozaki Center and Nihombashi Center are lent through Matsui Real Estate Co., Ltd., the Company's subsidiary. As for the Customer Support Center Shinjyuku, the Company paid cost for the facilities to the Transcosmos Inc.

File No. 82-5215

(Summary translation)

Amendment Report to The Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2004

Matsui Securities Co., Ltd.

1-4 Hanzomon First Bldg., Kojimachi, Chiyoda-ku, Tokyo, Japan

---

Filed with the Director of the Kanto Local Finance Bureau

On December 16, 2004

Original errors are shown by underlined type while **amendments** to them are shown by underlined, bold-faced type.

1 Information on the Company

Part 4. Corporate Profiles

1 Number of Shares

(5) Principal Shareholders

(Original Report)

(As of March 31, 2004)

Name	Address	Shares Owned (1,000 shares)	Percentage of Shares Owned to the Total Shares Outstanding(%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.36
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,218	13.73
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.14
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	5,893	6.62
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.01
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	3,528	3.97
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
AIG Life Holiding Company(Japan),Inc. (General Account)	2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo, Japan	1,295	1.46
Total	—	64,251	72.22

(Original Report does not have a footnote)

(Amended Report)

(As of March 31, 2004)

Name	Address	Shares Owned (1,000 shares)	Percentage of Shares Owned to the Total Shares Outstanding(%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.36
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,218	13.73
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.14
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	5,893	6.62
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.01
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	3,528	3.97
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
AIG Life Holiding Company(Japan),Inc. (General Account)	2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo, Japan	1,295	1.46
Total	—	64,251	72.22

Note: The Company has received "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated April 15, 2004 filed by Goldman Sachs (Japan) Ltd. and other four companies reporting that they were jointly in possession of our shares as of March 31, 2004 as follows. These numbers are not included in the table above because we are not able to verify the number of shares under their possession as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Goldman Sachs (Japan) Ltd.	PO Box 3140 Romasco Place Wickhams Cay 1 Road Town, Tortola British Virgin Islands	569	0.64
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	※ 1,985	2.21
Goldman Sachs Asset Management, L.P.	32 Old Slip, New York, New York, 10005 U.S.A	24	0.03
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A	445	0.50
Goldman Sack Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, U. S. A.	20	0.02

※ 962 thousands of shares are included in potential stocks.

Part 5 Financial Status

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

[4] Consolidated Statements of Cash Flows

Ⅱ Cash flows from investing activities

Proceeds from maturity and cancellation of insurance (Year ended March 31, 2004) :

(Oritinal Report) −

(Amended Report) 0